Exhibit 99.1

Gamida Cell Announces Pricing of $60 Million Public Offering of Ordinary Shares

BOSTON, Mass., May 18, 2020 – Gamida Cell Ltd. (Nasdaq: GMDA), an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases, today announced the pricing of an underwritten public offering of 13,333,334 ordinary shares at a public offering price of $4.50 per share for aggregate gross proceeds of approximately $60 million, before deducting underwriting discounts and commissions and estimated offering expenses. In addition, Gamida Cell has granted the underwriters a 30-day option to purchase up to an additional 2,000,000 ordinary shares at the public offering price, less the underwriting discounts and commissions. The offering is expected to close on or about May 21, 2020, subject to satisfaction of customary closing conditions.

Gamida Cell intends to use the net proceeds from this offering, together with its existing cash and cash equivalents, available for sale and short-term deposits: to fund (i) the preparation of a Biologics Licensing Application for omidubicel in high-risk hematologic malignancies; (ii) the continued clinical development of its product candidates; (iii) the expansion of its commercial manufacturing capabilities; and (iv) general corporate purposes, including general and administrative expenses and working capital.

Piper Sandler & Co. and Evercore Group L.L.C. are acting as joint book-running managers for this offering. JMP Securities LLC is acting as lead manager for this offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, or the SEC, on Form F-3 (File No.: 333-234701) and declared effective on November 27, 2019. This offering will be made only by means of a prospectus supplement, which along with the accompanying base prospectus are part of the effective registration statement. Copies of the final prospectus related to this offering may be obtained, when available, from: Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, Attention: Prospectus Department, by telephone at (800) 747-3924 or by email at prospectus@psc.com; or Evercore Group L.L.C., 55 East 52nd Street, New York, New York 10055, Attention: Equity Capital Markets, Telephone: (888) 474-0200, Email: ecm.prospectus@evercore.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Gamida Cell

Gamida Cell is an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need.

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the use of proceeds and timing of the closing of the public offering. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those that are described in the Risk Factors sections of the preliminary prospectus supplement for such offering filed with the SEC on May 18, 2020 and the documents incorporated by reference therein, including without limitation the Company’s Annual Report on Form 20-F filed with the SEC on February 26, 2020, the accompanying prospectus and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), which could cause the events and circumstances discussed in such forward-looking statements not occur on the terms described or at all. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Gamida Cell undertakes no obligation to update any such forward-looking statements after the date hereof, except as required by law.

Investor Contact:
Jaren Irene Madden
jaren@gamida-cell.com
1-617-286-6264

Media Inquiries:
Matthew Corcoran

mcorcoran@tenbridgecommunications.com
1-617-866-7350